Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Enerplus announces 2009 third quarter results conference call

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    TSX: ERF.UN
    NYSE: ERF
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    CALGARY, Nov. 5 /CNW/ - Enerplus Resources Fund ("Enerplus") will release operating and financial results for the third quarter of 2009 at 6:00 a.m. ET on Friday, November 13, 2009. A conference call hosted by Gordon J. Kerr,
President and CEO will be held at 9:00 a.m. MT (11:00 a.m. ET) to discuss these results. The complete MD&A and Financial Statements for the third quarter will be available on our website at www.enerplus.com as well as our
SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

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    Live Conference Call

    Date:     Friday, November 13, 2009
    Time:     9:00 a.m. MT/11:00 a.m. ET
    Dial-In:  416-644-3425
              800-732-1073 (toll free)
    Audiocast:
    www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2827000
    >>

    To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading immediately following the event.
    A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

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    Telephone Replay

    Dial-In:  416-640-1917
              877-289-8525 (toll free)
    Passcode: 4168647 followed by the pound sign
    >>

    Enerplus is an income-oriented investment in the oil and gas industry.
Established in 1986, we are one of Canada's oldest and largest independent oil and gas producers. We have built a balanced and diversified portfolio of producing properties across western Canada and in the United States with a focus on large resource plays that offer predictable production and repeatable, lower-risk development opportunities.
    Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
    Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

    Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

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    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Resources Fund
    >>
    %CIK: 0001126874

    /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
    (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 14:52e 05-NOV-09